March 1, 2013

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Hot Topic, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 21, 2012
File No. 000-28784

Dear Ms. Jenkins:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letters dated January 25, 2013 and February 25, 2013 (the “Comment Letters”) with respect to the Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (the “2011 Form 10-K”) of Hot Topic, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2012; and the Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2012 (the “First Quarter 2012 Form 10-Q”) of the Company filed with the Commission on May 23, 2012. The numbering of the paragraphs below corresponds to the numbering in the most recent Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosures in the 2011 Form 10-K and First Quarter 2012 Form 10-Q;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K and First Quarter 2012 Form 10-Q; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

18305 E. San Jose Ave.	T: 626.839.4681
City of Industry, CA 91748	F: 626.839.4686	hottopic.com	torrid.com	blackheartlingerie.com

United States Securities and Exchange Commission
March 1, 2013 Page Two

Staff Comments and Company Responses

Form 10-K for Fiscal Year Ended January 28, 2012

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

1.
We note your response to our prior comment 3. Please explicitly clarify for us the quantitative impact of ShockHound’s operations on net loss per share, for each period presented, in your analysis performed to arrive at the conclusion that the ShockHound results were not required to be reported as discontinued operations.

The Company respectfully acknowledges the Staff’s comments and submits that the quantitative impact of ShockHound’s operations on net loss per share during the period that the operations were discontinued was a net loss of $0.01 per share as of the end of the second quarter of fiscal 2011 and as of the end of fiscal 2011.  Company-wide net loss per share for the second quarter of fiscal 2011 and for fiscal 2011 was $0.14 and $0.04, respectively.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business Activities, page F-6

2.
We note your response to our prior comment 4. We note you have analyzed the aggregation of your operating segments through “merchandise margins” rather than gross margins as referenced in ASC 280. Please tell us how management utilizes the measure “merchandise margins” and why you have chosen not to use gross margins in your aggregation analysis.

The Company respectfully acknowledges the Staff’s comments and submits that ASC 280 requires an analysis of the quantitative similarities between operating segments.  The Company has determined that the most meaningful quantitative economic metric to use for purposes of such analysis is merchandise margin.  Merchandise margin is defined as net sales less cost of goods sold, inventory reserve expenses and freight expenses, partially offset by vendor allowances.  This performance measure is significant to the Company’s Chief Operating Decision Maker and senior management in determining: (i) allocation of resources to each operating segment; (ii) initial mark-ups and mark-downs; (iii) the effectiveness of freight operators; (iv) inventory reserve estimates; and (v) other drivers for each of the operating segments.  In addition, merchandise margin is used to measure the general performance of each Hot Topic and Torrid store.  Merchandise margins for the two operating segments have historically been similar.

United States Securities and Exchange Commission
March 1, 2013 Page Three

As opposed to merchandise margin, gross margin includes buying, distribution and occupancy costs.  On a relative basis, gross margin is not as significant of a performance measure within the Company.  However, if we were to use gross margin as the quantitative metric in our aggregation analysis, we would conclude that Hot Topic and Torrid could be aggregated as their gross margins for the past four years have been less than ten percent of each other.

3.
We note you have provided the form of your most recent Chief Operating Decision Maker (CODM) package. Your response did not address our comment, thus the comment will be reissued. Please provide a complete copy of your most recent reporting package provided to your CODM.

The Company respectfully acknowledges the Staff’s comments and submits that, concurrent with the delivery of this letter, we are providing supplementally to the Staff a complete copy of our most recent reporting package provided to our CODM.

Valuation of Long-Lived Assets, page F-8

4.
We note your response to our prior comment 5. In future filings, please confirm you will include a discussion addressing each of [the] points raised in our prior comment within your results of operations discussion for all at risk asset groups. The purpose of such disclosure is to provide investors with an understanding of assets at risk of impairment and potential impact to you. Please provide us with draft disclosure of your planned revisions.

The Company respectfully acknowledges the Staff’s comments and hereby confirms that in future periodic Exchange Act reports, we will include a discussion addressing each of the points raised by the Staff within the Overview section of our Management’s Discussion and Analysis for all at risk asset groups.  An example of the disclosure is presented as follows:

During fiscal 2012, eight stores were tested for impairment during the fourth quarter of fiscal 2012 as part of our long-lived asset impairment review.  Four of these stores were impaired and the remaining four, although not impaired, were considered ‘at risk’ of impairment, with an aggregate net book value of $0.1 million and undiscounted cash flows that ranged from approximately 160% to 400% of their net book values.  We do not expect material changes in the near term to the assumptions underlying our impairment calculations as of the end of fiscal 2012.  However, if changes in these assumptions do occur, and should those changes be significant, they could have a material impact on our determination of whether or not impairment exists.  We continue to closely monitor these stores and other assets that potentially have carrying values that may not be recoverable.

United States Securities and Exchange Commission
March 1, 2013 Page Four

Form 10-Q for the Fiscal Quarter Ended April 28, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparable Sales and Store Count, page 22

5.
We reviewed your response to our prior comment 6. Your proposed disclosure does not provide an investor with a sufficient understanding of the impact of e-commerce sales on your same store sales metric data. As such, please confirm in future filings that you will provide same store sales metric data excluding ecommerce sales to supplement your current presentation (i.e. same store sales percentage excluding e-commerce sales). Please provide us with draft disclosure of your planned revisions.

The Company respectfully acknowledges the Staff’s comments and hereby confirms that in future periodic Exchange Act reports, we will provide same store sales metric data excluding e-commerce sales to supplement our current presentation.  We shall not disclose the dollar amount of internet sales change between periods.  An example of the disclosure is presented as follows (the 2012 disclosure is for illustrative purposes only):

The following table shows our comparable sales results, excluding Internet, by division for fiscal 2012 and other recent periods:

Fiscal Year	2012	2011	2010	2009	2008
Hot Topic	3.2%	0.1%	(6.5)%	(5.6)%	1.8%
Torrid	2.8%	2.5%	(0.7)%	(2.9)%	(2.4)%
Total Company	3.3%	0.6%	(5.3)%	(5.1)%	1.0%

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (626) 839-4681.

Sincerely,

Hot Topic, Inc.

/s/ GEORGE WEHLITZ, JR.
Interim Chief Financial Officer

cc:	Lisa Harper, Hot Topic, Inc.
Jonathan Block, Hot Topic, Inc.
Jason Kent, Cooley LLP